Exhibit 99.1

November 2, 2010

Securities and Exchange Commission
Washington, D.C. 20549

Commissioners:

We have read DJSP Enterprises, Inc.'s statements included under Item 4.01 of its Form 6-K filed on November 2, 2010 and we agree with such statements concerning our firm.

/s/ McGladrey & Pullen, LLP

McGladrey & Pullen, LLP